SINO PAYMENTS, INC.

7/F., DartonTower 142 WaiYip Street,

Kwun Tong Kowloon, Hong Kong

Telephone: (852) 2950 4288

September 29, 2016

Mr. Larry Spirgel, Assistant Director/AD -11 Telecommunications

Ms. Emily C. Drazan, Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E. – Mail Stop 3720

Washington, D.C. 20549

RE:

Sino Payments, Inc. Response to Commission Comments, dated Sept. 23, 2016

Amendment No. 1 to Schedule 14C

Filed September 21, 2016/File No. 000-53537

Dear Mr. Spirgel and Ms. Drazan:

Sino Payments, Inc., a Nevada corporation, (“Company”) responds to the comments of the Securities and Exchange Commission (“Commission”) on the Preliminary Schedule 14C Amendment Number One, filed by the Company with the Commission on September 21, 2016 via EDGAR, as follows:

Preliminary Statement. Before addressing the specific Commission comments below, the Company believes that it is important for the Commission to understand the following:

1.

The proposed TapServices, Inc. (“TSI”) stock acquisition (“Proposed Purchase”) has not progressed beyond preliminary discussions between the parties and the deposit of the good faith earnest money in late 2014 and January 2015, due in large part to the Company being focused on its internal business and financial affairs for the past 20 months. The Proposed Purchase has been effectively dormant since January 2015 and the parties did not reach agreement on the terms of a proposed stock purchase agreement or complete due diligence reviews in late 2014. Since the business of each party has changed significantly in the past 20 months, the parties need to conduct due diligence and commence negotiations to determine if mutually acceptable terms can be reached in the form of a proposed stock purchase agreement (“SPA”), including agreement on stock purchase price, whether a potential deal would be all cash, cash and stock or all stock, any conditions precedent to a deal and to gather and verify sufficient TSI information to permit informed decision making by Company’s board and shareholders.

2.

In light of the 20-month dormancy in the Proposed Purchase, the absence of mutually accepted terms in an SPA and any legal obligation to pursue or consummate a deal, the changes in the condition of the parties and the changes in TSI’s and Company’s respective business, there is no certainty that the parties will reach agreement on proposed terms for a Proposed Purchase or will consummate a stock acquisition.

3.

The Proposed Purchase will be made by a wholly owned subsidiary of Company, which subsidiary is a Hong Kong SAR incorporated entity.

Commission Comment #1: Please explain why shareholder approval of Sino Payments continued pursuit of an acquisition of TAPServices, Inc. (“TSI”) was obtained.

Company Response to Commission Comment #1: The Company sought shareholder approval because:

Due to the changes in the Company’s board of directors, management, business lines and public auditors since January 2015, and the preliminary and dormant status of the Proposed Purchase described above, and as a result of pressure from certain activists Company public shareholders to have a more active say in corporate direction and planning, the Company wanted to ascertain board and majority shareholder support for re-engaging TSI parties in respect of the Proposed Purchase before incurring due diligence and negotiation costs and diverting Company’s management time and focus from existing operations to pursuit of the Proposed Purchase. In short, the Company wanted to reaffirm board and majority support for pursuing a dormant, potential deal outside of Company’s traditional market of Hong Kong SAR and People’s Republic of China.

The Company did not seek and will not use the shareholder approval (“Ratification”) to preclude or eliminate the need for future shareholder consideration and approval of any proposed TSI-Company negotiated SPA based on required disclosures under Regulation 14A/Regulation 14C and their schedules. The Company also does not regard the Ratification as empowering the Company Board of Directors to unilaterally consummate a stock acquisition under the Proposed Purchase without further, future Company Board of Directors’ and Company shareholders’ review and vote and without related compliance with Regulation 14A/Regulation 14C disclosure requirements. See Company Proffer #1 below.

Commission Comment #2. If you are asking shareholders to approve the continued pursuit of an acquisition of TAPServices, it would seem material to a shareholder in order to make an informed decision to receive information about TAPServices. Please provide us with a legal analysis as to whether information relating to TAPServices should be provided either due to the direct applicability of Item 14 of Schedule 14A or pursuant to Note A of Schedule 14A. Refer to Item 1 of Schedule 14C, which generally requires disclosure in accordance with any item that would have been applicable in a proxy statement used in seeking proxy authority to act on any matter at a meeting.

Company Response to Commission Comment #2:

The Company does not believe that disclosure of information about TSI is a required in the Schedule 14C, especially in respect of disclosures under pertinent sections of Items 11, 12, 13 and 14 of Schedule 14A, for the following reasons.

1.

Material Disclosures. The materiality standard in respect of proxy-information statement disclosures is whether there is a substantial likelihood that a reasonable shareholder would consider information important in deciding how to vote.1 For the following reasons, the Company does not believe that material disclosures about TSI are required in the Schedule 14C under Note A and Item 14 of Schedule 14A:

Disclosures of TSI does not meet Standard. Since the Ratification in this instance was sought and will be treated by the Company merely as a reaffirmation of board and majority shareholder support for the Company re-engaging TSI to determine if mutually acceptable terms on a SPA can be reached and to determine the results of preliminary due diligence review, and the Company will, if TSI parties and Company reach mutually acceptable terms in a proposed SPA, then seek Company Board of Director’s and Company shareholders’ review and vote of the proposed SPA, which is a review and vote based on material disclosures required under pertinent sections of Items 11, 12, 13 and 14 of Schedule 14A (“Schedule 14A Disclosures), there is not a substantial likelihood that material disclosures about TSI would be deemed important to a reasonable shareholder or would alter the total mix of information for the limited purposes and scope of the Ratification. The narrow scope of the Ratification does not necessitate material disclosures about TSI to provide the material information for the Ratification or for the general mix of public disclosures, especially since Company shareholders will have the opportunity to vote on any TSI parties-Company negotiated, mutually acceptable proposed SPA and will have the benefit of Schedule 14A Disclosures in any such consideration and vote. When and if the Purposed Purchase is “ripe” for Company shareholder review and approval, the material disclosures about TSI and the proposed transaction will be made and will be necessitated and such material information will be added to the overall mix of public disclosures.

The fact that a shareholder may wish to know or may gain some hypothetical benefit from knowing more about TSI does not meet the materiality standard of a “substantial likelihood.” Further, disclosure about TSI in the Schedule 14C would be potentially misleading since TSI parties and the Company have not negotiated and agreed on mutually acceptable terms for any proposed stock acquisition and such terms are not anticipated to be attained in the near future. This proposed deal may not happen, especially in light of the dormancy and lack of progress on reaching mutually acceptable terms. Evaluation of additional TSI information without knowing the proposed terms and structure of a proposed stock acquisition is not beneficial to shareholders or necessary in light of the narrow scope of the Ratification, especially since that TSI information will change substantially when and if Company shareholders are asked to approve any proposed stock acquisition agreement between the Company and TSI in the future.

As described above, the Proposed Purchase is not a typical proposed acquisition. The parties are not at the point where there has been due diligence and reaching agreement on proposed terms and conditions and obtaining shareholder approval is merely the final step in the process. The parties are starting essentially from step one in the process.

_______________

1 TSC Industries Inc. v. Northway, Inc., 426 U.S. 438 (1976); Basic Inc. v. Levinson, 485 U.S. 224 (1988); Halliburton Co. v. Erica P. John Fund, Inc., 134 S. Ct. 2398, 2413 (2014).

Information requirements should not unreasonably scuttle a deal. Further, Schedule 14A Disclosures about TSI in the Schedule 14C of the Company would force the Company and TSI to perform an accelerated, full due diligence review to produce the material disclosures that satisfy Schedule 14A Disclosures and to do so before TSI and Company are able to ascertain if they can even reach agreement on a mutually acceptable, proposed SPA terms. The Proposed Purchase is not at a point where the parties will be able to expeditiously reach agreement on proposed terms of a SPA or stock acquisition. Such a burden and cost at this early stage of the Proposed Purchase process, before there is even a proposed, mutually acceptable terms for a SPA, would be unduly burdensome for small companies like the Company and TSI and would force suspension or termination of the Proposed Purchase.

Company Proffers: 1. The Company is willing to commit to presenting any TSI parties-Company proposed SPA for Company shareholder review and vote accompanied by Schedule 14A Disclosures and do so separately from the Ratification and related Schedule 14C. The Company is willing to commit to not consummate any TSI-Company negotiated, proposed SPA without such review, vote and disclosures -- if such a commitment is necessary to satisfy any Commission concerns about the adequacy of disclosures in the Schedule 14C.

2.

As an additional proffer, the Company is willing to amend the Preliminary Schedule 14C to disclose the above commitment to a separate Company shareholder vote and to clarify that the Ratification is not an authorization for the Company to consummate any TSI-Company negotiated, proposed SPA without such a Company shareholder review and vote accompanied by Schedule 14A Disclosures.

3.

The Company needs to expeditiously proceed with finalization of its corporate name change, which is one of the corporate actions in the Schedule 14C. As an alternative proffer to proffer #1 above, the Company is willing to suspend or terminate the pursuit of the Proposed Purchase, to agree to seek Company shareholder approval in the future for either the renewed pursuit of the Proposed Purchase or any TSI-Company negotiated, proposed SPA, and to disclose such course of action in the Preliminary Schedule 14C.

Commission Comment #3: Please revise your beneficial ownership table to remove Cede & Co., a depositary that holds shares of record for banks, brokers and other institutions. Please see Item 403 of Regulation S-K. Additionally, please confirm that no one individual is a five percent beneficial owner of the shares held in Cede & Co.'s name.

The Company will delete Cede & Co.’s name and share information from the beneficial ownership table. The inclusion of Cede & Co.’s name was a proofing error at EDGARizing. The Company understands that Cede & Co. is a nominee for a clearing house. Based on information and belief, no one individual is a five percent or greater beneficial owner of the shares held in Cede & Co.’s name.

Company Acknowledgment.

Finally, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose  the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kenneth Tan

Kenneth Tan, Chief Executive Officer

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